Exhibit 99.1

Masterworks 032, LLC

	Gross Artwork Sale Proceeds	$2,700,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$(4,400.00)
=	Net Liquidation Proceeds	$2,695,710.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(156,022.00)
=	Distributable Proceeds to Class A Shares	$2,539,588.00
(/)	Total Class A Shares Outstanding	95,775
=	Distributable Proceeds per Class A Share	$26.52
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.33

	Offering period
	Cash Receipt Date	2/22/2022
(-)	Final Offering Close Date	3/26/2021
=	Days from final close to cash receipt	333
(/)	Days of year	365
=	IRR Period (in years)	0.91

	IRR Calculation
	MOIC	1.33
	IRR Period (in years)	0.91
	IRR	36.2%